Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S- 3) and related Prospectus of Lam Research Corporation for the registration of Debt Securities, Common Stock, Preferred Stock, Depositary Shares, Warrants, Rights, Purchase Contracts and Units and to the incorporation by reference therein of our reports dated August 14, 2018, with respect to the consolidated financial statements of Lam Research Corporation, and the effectiveness of internal control over financial reporting of Lam Research Corporation, included in its Annual Report (Form 10-K) for the year ended June 24, 2018 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California
February 21, 2019